Contact

www.linkedin.com/in/darrell-pickens-937a8312 (LinkedIn)

Top Skills

Cross-functional Team Leadership
Leadership
Team Building

Publications

Pot-type heated fluid dispenser
Drywell Patent #US 07726296

Darrell Pickens

Entreprenuer, Innovator, CEO
Norco, California, United States

Summary

Strategic thinker, avid learner, and highly innovative entrepreneur with a tenured engineering background who has trucking in his blood. A proven business leader that provides vision and strategic leadership to drive fanatic levels of customer and employee engagement. We focus on collaborative cross-functional leadership through crisis-like collaboration utilizing breakthrough mindsets with the integration of innovative solutions to meet business objectives.

Experience

Relay OnDemand
President/Founder
January 2018 - Present (4 years 8 months)
Norco, CA

Relay OnDemand is an innovative technology company that matches truck drivers with trucking companies in real-time through a mobile/web enabled platform to create a more flexible and agile transportation industry. Relay provides truck drivers with the ability to perform "uber" style gig work when and how often they like. In addition, Relay gives trucking companies who use our OnDemand platform a competitive advantage by ensuring they always have a driver to keep their trucks rolling. As the President and Founder of Relay, I am building a company with a vision to revolutionize how truck drivers work together with trucking companies to provide better opportunities in a rapidly changing industry.

3Power Logistics Management
President/Founder
April 2011 - October 2018 (7 years 7 months)
Corona, CA

3Power is a Logistics company that provides innovative and technology driven solutions to minimize freight costs for refrigerated perishables.

I am committed to ensuring our culture and founding principles of Service, Integrity, Faith, and Fairness are instilled in each and every aspect of our

business. We at 3Power all believe, by living the Golden Rule ("Do unto others, as you wish others do unto you") and providing outstanding customer service is the only way to be successful in the logistics business. The 3Power Family takes great pride in providing the highest level of service to all customers and employees through providing insightful, resourceful, and measurable value.

Kitchen Robotics and Automation Systems
President
July 2014 - July 2015 (1 year 1 month)
Corona, CA

Our focus is developing cost effective custom automation solutions for kitchens ranging from QSR, Quick Casual, to Hotels. With the combined experience providing solutions to the restaurant and other food process industries, we are known for high quality expertise ranging from equipment design to fully automating key kitchen processes.

Taco Bell
3 years 8 months

Innovation Engineering Manager (Retired from Corporate)
June 2012 - June 2014 (2 years 1 month)

Drive bottom line business results through inventive and applied innovation of hot/cold food and beverage equipment that improves our operating platform productivity.

National Implementation Manager
November 2010 - November 2012 (2 years 1 month)
Irvine, CA

Lead, develop, and manage core team of Operations Project Managers to transition national projects from design to implementation phase for 6000+ restaurants and provide strategic Facilities team leadership.

Taco Bell
3 years 1 month

Senior Equipment Engineer
June 2008 - June 2010 (2 years 1 month)

Lead technical development and design of hot\holding and equipment platforms with accountability to provide cross-functional leadership for marketing calendar support.

Equipment Engineer 7
June 2007 - June 2008 (1 year 1 month)

Irvine, CA

Responsible for vendor management and technical design leadership of key equipment platform throughout the development process while supporting cross-functional team and franchise needs.

Southern California Gas Company

Engineer I

April 2003 - June 2004 (1 year 3 months)

Assisted the development of a pipeline integrity program for over four-thousand miles of pipelines through performing data analysis and buidling simulation models that identified pipeline failure risks.

Education

California State Polytechnic University-Pomona

B.S., Mechanical Engineering · (1998 - 2004)

University of California, Irvine

Master of Engineering (MEng), Mechanical Engineering